SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: August 27, 2014

Press Release

Eltek reports second quarter financial results

●	Implementation of a re-organization plan

●	Upgrades to manufacturing facility continues as planned

PETACH-TIKVA, Israel, August 27, 2014 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, announced today its financial results for the quarter ended June 30, 2014.

Revenues for the quarter ended June 30, 2014 were $12 million compared to revenues of $12.4 million in the second quarter of 2013.

Gross Profit for the second quarter of 2014 was $1.7 million (13.9% of revenues) compared to gross profit of $2.1 million (17% of revenues) in the second quarter of 2013.

Operating loss for the second quarter of 2014 was $65,000 compared to the operating profit of $491,000 in the second quarter of 2013.

Net loss for second quarter of 2014 was $125,000 or $0.01 per fully diluted share compared to net profit of $339,000 or $0.05 per fully diluted share in the second quarter of 2013.

First six months of 2014:

Revenues for the first six months of 2014 were $24.3 million compared to revenues of $24.8 million recorded in the first six months of 2013.

Gross profit for the first six months of 2014 was $3.2 million (13.1% of revenues) compared to gross profit of $3.9 million (15.9% of revenues) in the first six months of 2013.

Operating loss for the first six months of 2013 was $186,000 compared to the operating profit of $721,000 in the first six months of 2013.

Net loss for the first six months of 2014 was $312,000 or $0.03 per fully diluted share, compared to net profit of $465,000, or $0.07 per fully diluted share, in the first six months of 2013.

EBITDA:

In the quarter ended June 30, 2014, Eltek had EBITDA of $480,000 compared to EBITDA of $932,000 in the second quarter of 2013.

In the first six months of 2014, Eltek had EBITDA of $834,000 compared to EBITDA of $1.5 million in the first six months of 2013.

Management Comments:

Mr. Yitzhak Nissan, Chairman of the Board, stated: "The decrease in our operating results was primarily attributable to a decline in orders, mainly for a key project, and the weakness of the U.S. dollar, as the exchange rate of the dollar compared to the NIS in the second quarter of 2014 was 6.6% lower than in the comparable period in 2013. We have implemented several important changes to our operations in order to improve our performance. We have lowered our costs by reorganizing the Company's management structure.  We are doing this by redefining areas of management responsibilities, thus creating increased flexibility to timely meet market demands. We believe that we have a clear technological edge, which along with the steps that we are taking will allow us to better compete and offer our customers highly sophisticated products at competitive prices."

Mr. Nissan added: "The Company's costs structure and aging equipment have limited our ability to provide competitive prices. We are making good progress in upgrading our production lines. The new equipment and the cost reduction plan, including renegotiation of raw material prices, along with the operating efficiency steps we are implementing, will enhance our competitive abilities, although we expect that the re-organization and management downsizing will require us to record one-time expenses of approximately $400,000 in the third quarter."

"As previously reported, Mr. Reichart, who has been the Company's CEO for 22 years, has stepped down and Mr. Roberto Tulman has assumed the position of interim CEO. I want to take this opportunity to thank Mr. Reichart for his long service and noteworthy achievements as the Company's CEO, and wish Mr. Tulman good-luck in fulfilling this position." Mr. Nissan concluded.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Use of EBITDA
ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

Revenues	12,031	12,350	24,294	24,803
Costs of revenues	(10,355)	(10,256)	(21,107)	(20,920)

Gross profit	1,676	2,094	3,187	3,882

Selling, general and administrative expenses	(1,742)	(1,603)	(3,373)	(3,161)

Operating profit (loss)	(65)	491	(186)	721

Financial income (expenses), net	(117)	(144)	(185)	(244)

Profit (loss) before other income, net	(182)	347	(372)	477

Other income, net	22	(7)	22	(10)

Profit (loss) before income tax expenses	(161)	340	(350)	466

Income tax (expenses), net	(23)	(9)	(41)	(18)

Net Profit (loss)	(184)	331	(391)	448

Net profit (loss) attributable to non controlling interest	(58)	(8)	(79)	(17)

Net Profit (loss) attributable to Eltek Ltd.	(125)	339	(312)	465

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.01)	0.05	(0.03)	0.07

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	6,610	10,143	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,
	2014	2013
Assets

Current assets
Cash and cash equivalents	1,237	829
Receivables: Trade, net of provision for doubtful accounts	8,773	9,583
Other	408	325
Inventories	5,635	5,647
Prepaid expenses	243	262

Total current assets	16,296	16,646

Deferred taxes	2,891	0

Assets held for employees' severance benefits	55	49

Fixed assets, less accumulated depreciation	10,326	9,585

Goodwill	72	74

Total assets	29,640	26,354

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	2,012	4,813
Accounts payable: Trade	7,319	7,158
Related parties	-	1,523
Other	5,742	4,967

Total current liabilities	15,073	18,461

Long-term liabilities
Long term debt, excluding current maturities	1,125	1,563
Employee severance benefits	375	193

Total long-term liabilities	1,500	1,756

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 in 2013 and 10,142,762 in 2014	1,985	1,384
Additional paid-in capital	17,270	14,328
Cumulative foreign currency translation adjustments	3,299	2,997
Capital reserve	695	695
Accumulated deficit	(10,197)	(13,370)
Shareholders' equity	13,052	6,034
Non controlling interest	15	103
Total equity	13,067	6,137
Total liabilities and shareholders' equity	29,640	26,354

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013

GAAP net Income (loss)	(125)	339	(312)	465
Add back items:

Financial (income) expenses, net	117	143	185	244
Income tax (benefit) expense	23	9	41	18
Depreciation and amortization	465	441	920	818
Adjusted EBITDA	480	932	834	1,546